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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 2)

                       VWR SCIENTIFIC PRODUCTS CORPORATION
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                              (Name of the Issuer)
                               EM SUBSIDIARY, INC.
                          EM LABORATORIES, INCORPORATED
                         MERCK KGaA, DARMSTADT, GERMANY
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                       (Name of Persons Filing Statement)
                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                            918435108 - COMMON SHARES
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                      (CUSIP Number of Class of Securities)

                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                               EM SUBSIDIARY, INC.
                        C/O EM LABORATORIES, INCORPORATED
                                 7 SKYLINE DRIVE
                            HAWTHORNE, NEW YORK 10532
                            TELEPHONE: (914) 592-4660
                                 with a copy to:
                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                          NEW YORK, NEW YORK 10166-0153
                            TELEPHONE: (212) 878-8000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)


         This statement is filed in connection with (check the appropriate box):

         a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934

         b. [_] The filing of a registration statement under the Securities Exchange Act of 1933.

         c.  [X]  A tender offer.

         d.  [_]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]
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                  This Amendment No. 2 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 1999 by Merck KGaA,
         Darmstadt, Germany, a German company ("Merck KGaA"), EM Laboratories, Incorporated, a New York corporation ("Parent") and an indirect subsidiary of Merck KGaA and EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of Parent, as amended and supplemented by Amendment No. 1 thereto, which was filed with the Commission on July 2, 1999, in connection with the tender offer by Purchaser, Parent and Merck KGaA to purchase all outstanding shares of common stock, par value $1.00 per share of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), at $37.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, of Purchaser, Parent and Merck KGaA (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

ITEM 16. ADDITIONAL INFORMATION

Item 16 is hereby amended and supplemented as follows:

In a press release dated July 14, 1999, EM Industries, Incorporated, the parent company of Parent, announced that the tender offer by Parent's wholly owned subsidiary, Purchaser, for all outstanding shares of the Issuer, expired, as scheduled, at 12:00 midnight on Tuesday, July 13, 1999, New York City time. A copy of the press release is attached hereto as Exhibit (d)(9) and incorporated herein by reference.

In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, Purchaser will promptly pay the consideration due to holders of shares that have been accepted for payment. Upon the final determination of and payment for shares validly tendered, a final Amendment to this Statement will be filed, reporting the final results of the Offer.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

Exhibit (d)(9) Text of Press Release, dated July 14, 1999.


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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 14, 1999


                               EM SUBSIDIARY, INC.

                               By:  /s/ Dieter Janssen
                                    Name:  Dieter Janssen
                                    Title: President



                               EM LABORATORIES, INCORPORATED

                               By:  /s/ Stephen J. Kunst
                                    Name:  Stephen J. Kunst
                                    Title: Vice-President & Secretary



                               MERCK KGaA, DARMSTADT, GERMANY

                               By:  /s/ Klaus-Peter Brandis
                                    Name:  Klaus-Peter Brandis
                                    Title: Departmental Director
                                           (Abteilungsdirektor)


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                                  EXHIBIT INDEX
EXHIBIT

(d)(9) Text of Press Release, dated July 14, 1999.